UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 12b-25	SEC FILE NUMBER 001-33531

NOTIFICATION OF LATE FILING	CUSIP NUMBER 00768M 10 3

(Check one):                    ☐ Form 10-K                      ☐ Form 20 F                     ☐ Form 11 K                      ☒  Form 10-Q                     ☐ Form N-SAR                      ☐ Form N-CSR

For Period Ended:  September 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION AeroGrow International, Inc.
Full Name of Registrant N/A
Former Name if Applicable 6075 Longbow Dr. Suite 200
Address of Principal Executive Office (Street and Number) Boulder, Colorado, 80301
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☒
(a)The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

AeroGrow International, Inc. (the “Company) was not able to timely file its Quarterly Report on Form 10-Q (the “Form 10-Q”) for the three months ended September 30, 2009, by November 16, 2009, the prescribed due date, because of recent developments related to the matter discussed below that the Company is in the process of addressing and which have diverted necessary resources from the completion of the Form 10-Q.

As of September 30, 2009, the Company was not in compliance with a financial covenant prescribed by its revolving credit facility from FCC, LLC d/b/a First Capital (“FCC”).  The Company has been in discussions with FCC regarding an amendment to the terms and conditions of the revolving credit facility, and expects to finalize an amendment with FCC shortly.  The discussions with FCC, subsequent negotiations, and documentation of the amendment have diverted necessary resources from the completion of the Company’s Form 10-Q.

The Company expects that its Form 10-Q will be filed within five calendar days following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

H. MacGregor Clarke	303	444-7755
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).☒ Yes☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there of ?     ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended September 30, 2009, the Company’s sales totaled $3,285,949, a 76.3% decrease from the same period in the prior year.  The decline in sales reflected an 84.1% reduction in sales to retailers, caused in part by the decline in economic activity associated with the global recession, which adversely affected the levels of consumer spending and retailer procurement relative to the prior year period.  In addition, sales to retailers relative to the prior year period declined because of a comparison to the 2008 period during which retailers took large stocking orders in anticipation of the holiday shopping season.  In 2009, retailers are delaying orders until later in the year, and ordering inventories on a just-in-time, replenishment basis, rather than placing large stocking orders.  In addition, the Company experienced a decline in the number of retail storefronts carrying its products, from approximately 9,000 at September 30, 2008 to approximately 3,600 at September 30, 2009, reflecting a shift in stocking strategy by many retail chains to focus inventory investment on more traditional consumer product categories.  The Company’s direct-to-consumer sales were up slightly from the prior year, despite a 25.9% reduction in the amount of revenue-generating media spending during the period.  The increase in sales was driven by strong direct-to-consumer sales of seed kits and accessories, reflecting continued strength in the recurring revenue portion of the Company’s direct-to-consumer business as the cumulative number of AeroGardens sold continued to increase, to 852,092 as of September 30, 2009.  As a percent of total revenue, seed kits and accessories represented 28.7% for the three months ended September 30, 2009, up from 18.6% in the prior year period.

The gross margin for the three months ended September 30, 2009 was 30.9% as compared to 42.1% for the year earlier period.  The decline reflected changes in channel, customer, and product mix, as well as the impact of fixed facility costs in the Company’s Indianapolis, Indiana manufacturing and distribution facility that became fully operational in September 2008, on a lower revenue base in the current year period.  Operating expenses other than cost of revenue were reduced $2,419,382, or 46.6%, from the prior year reflecting cost saving initiatives and staffing reductions.

The loss from operations totaled $1,759,845 for the three months ended September 30, 2009, as compared to an operating profit of $633,985 in the prior year period.  The increased loss principally reflected the impact of the decline in revenue and the lower gross margin, which, in combination, more than offset the significant decrease in operating expenses other than cost of revenue.

The net loss for the three months ended September 30, 2009 was $1,765,254 as compared to a net profit of $418,370 in the same period a year earlier.

Certain statements contained in this Form 12b-25 are forward looking.  Such statements are based on current expectations, estimates and projections about the Company's business.  Words such as expects, anticipates, intends, plans, believes, sees, estimates and variations of such words and similar expressions are intended to identify such forward-looking statements.  These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict.  Actual results could vary materially from the description contained herein due to many factors including continued market acceptance of the Company's products or the need to raise additional capital.  In addition, actual results could vary materially based on changes or slower growth in the indoor garden market; the potential inability to realize expected benefits and synergies; domestic and international business and economic conditions; changes in customer demand or ordering patterns; changes in the competitive environment including pricing pressures or technological changes; technological advances; shortages of manufacturing capacity; future production variables impacting excess inventory and other risk factors listed from time to time in the Company's Securities and Exchange Commission (SEC) filings under "risk factors" and elsewhere.  The forward-looking statements contained in this Form 12b-25 speak only as of the date on which they are made, and the Company does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this Form 12b-25.

AeroGrow International, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 16, 2009	By:	/s/ H. MacGregor Clarke
H. MacGregor Clarke
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).